UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of         September, 2003

Commission File Number    0-29586

EnerNorth Industries Inc.
(formerly: Energy Power Systems Limited)
(Address of Principal executive offices)

2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes              No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes          No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):
82- _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EnerNorth Industries Inc.
(formerly: Energy Power Systems Limited)

Date: September 23, 2003                     By: ____"Sandra J. Hall"____ ______
                Sandra J. Hall,
                President, Secretary & Director

MATERIAL CHANGE REPORT
Section 75(2) of the Securities Act (Ontario)
Section 118(1) of Securities Act (Alberta)
Section 85(1) of the Securities Act (British Columbia)

Item 1.        Reporting Issuer

ENERNORTH INDUSTIRES INC. (formerly: Energy Power Systems Limited), 2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6.

Item 2.        Date of Material Change

September 22, 2003.

Item 3.        Press Release

The Press Release was disseminated via CCNMatthews via North American Disclosure on September 22, 2003.

Item 4.        Summary of Material Change

The Company issued a Press Release, attached hereto as Exhibit "A".

Item 5.        Full Description of Material Change

No information other than that provided in Item 4 above is presently available.

Item 6.        Reliance on Section 75(3) of the Act

Confidentiality is not requested.

Item 7.        Omitted Information

No information has been omitted in respect of the material change.

Item 8.        Senior Officer

Sandra J. Hall, President & Secretary (416) 861-1484.

Item 9.        Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Toronto, Ontario this 23rd day of September 2003.

ENERNORTH INDUSTRIES INC.
(Formerly: Energy Power Systems Limited)

Per: "Sandra J. Hall"
President & Secretary

Exhibit "A"                NEWS RELEASE
EnerNorth’s Industrial & Offshore Division Order Book Expands By C$3 Million

Toronto, Canada – September 22, 2003 – EnerNorth Industries Inc. (AMEX: ENY, Frankfurt Stock Exchange: EPW1) (www.enernorth.com) ("EnerNorth" or the "Company") announces that its Industrial & Offshore Division, M&M Engineering Limited and M&M Offshore Limited (M&M) have been awarded contracts and orders approximating C$3 Million net with some of Atlantic Canada’s leading industrial projects, including Inco’s Voiseys Bay Nickel Project, Husky’s White Rose Offshore Oil Project and North Atlantic’s Come By Chance Refinery.

M&M through its 49% interest in Liannu Limited Partnership ("Liannu") has been awarded contracts for (i) the fabrication, engineering and testing of a fuel unloading and load dispensing system; (ii) the fabrication, engineering and testing of a fire/freshwater pump house; (iii) the fabrication of concentrate storage tanks; and (iv) installation of cladding of the infrastructure site for Inco’s Voiseys Bay Nickel Project in Newfoundland and Labrador.

The contract with North Atlantic Refining Limited includes installation of a replacement jetty fire water line and pump house upgrades at Come-By-Chance Refinery in Newfoundland and Labrador.

The contract for Husky’s White Rose Offshore Oil Project is for the fabrication of two open drain skids to be welded to the floating production storage and offloading vessel.
David Myers, President of M&M stated: "We are extremely pleased with the opportunity to take part in large scale projects for Atlantic Canada’s growing Infrastructure and Development Sector. The award of these contracts is an indication that management’s plan to increase M&M’s revenue and market share by participating in building the infrastructure and later performing the maintenance is well underway".

About Inco Limited - Voisey’s Bay Nickel Project
Inco Limited is a Canadian-based global company and the world’s second largest producer of nickel with operations and an extensive marketing network in over 40 countries. The Voisey's Bay nickel deposit was discovered in September 1993 on the eastern edge of a vast expanse of northern wilderness, 350 km north of Happy Valley-Goose Bay in Labrador, Canada. In June 2002, Inco announced a US$1.9 billion development plan for the Voisey’s Bay deposit with an estimated project life of about 30 years.
About North Atlantic Refining Ltd. (NARL)

NARL operates the 105,000 barrels per day Refinery at Come-By-Chance, Newfoundland and Labrador. The strategic location on the main North Atlantic shipping route allows NARL to bring crude oil from overseas and new offshore oil fields in Atlantic Canada and ship refined petroleum products anywhere in the world. NARL holds the largest refinery dock in North America with extensive tank facilities and is only three sailing days from New York.

About the White Rose Project

Discovered in 1984, the White Rose offshore oil field is located in the Jeanne d’Arc Basin 350km east of St. John’s, Newfoundland and Labrador, Canada. The field consists of both oil and gas pools, including the South White Rose oil pool. The oil pool covers approximately 40km and contains an estimated 200-250 million barrels of recoverable oil. It is anticipated that the field will achieve first production by the end of 2005.

About EnerNorth Industries Inc.
EnerNorth is an energy source and service company operating as an Industrial & Offshore Division and an Oil & Gas Division.

There are approximately 4.06 million shares issued and outstanding in the capital of the Company.

For further information contact:
Scott T. Hargreaves, CA, CFA Chief Financial Officer
Telephone: (416) 861-1484 www.enernorth.com

Certain statements contained herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company. The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as "anticipate," "believe," "estimate," "expect" and similar expressions. These statements reflect the current beliefs of management of the Company, and are based on current available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to differ materially from those expressed in, or implied by, these statements. (See the Company’s Annual Information Form and Annual Form 20 F for Risk Factors.) The Company is not obligated to update or revise these "forward-looking" statements to reflect new events or circumstances.